Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of the capital stock of Maui Land & Pineapple Company, Inc. as set forth in our Certificate of Incorporation (our “Charter”), our Bylaws (our “Bylaws”), and certain provisions of the General Corporation Law of the State of Delaware (the “DGCL”). The summary does not purport to be complete and is qualified in its entirety by reference to our Charter and Bylaws, copies of which have been filed as exhibits to our public filings with the Securities and Exchange Commission, and applicable provisions of the DGCL. References to “we,” “our,” “us,” or the “Company” refer to Maui Land & Pineapple Company, Inc.

Common Stock

General. We may issue shares of our common stock from time to time. We are authorized to issue 43,000,000 shares of our common stock, par value $0.0001 per share.

Dividend Rights. The holders of outstanding shares of our common stock are entitled to participate equally in all dividends payable with respect to our common stock out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights. The holders of our common stock are entitled to one vote for each share held on all matters to be voted on by the holders of our common stock. Stockholders are not entitled to cumulate votes for the election of directors.

No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to redemption. There are no sinking fund provisions applicable to our common stock.

Conversion. Our common stock is not convertible into any other shares of our capital stock.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributed equally among the holders of our common stock, subject to any rights and preferences of holders of our preferred stock and payment of claims of creditors.

Preferred Stock

Pursuant to the terms of our Charter, our board of directors is authorized, subject to limitations prescribed by the DGCL, to issue up to 5,000,000 shares of undesignated preferred stock, par value $0.0001 per share, in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and relative, participating, optional or other rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders.

Delaware Law and Certain Charter and Bylaw Provisions

The provisions of DGCL, as well as certain terms of our Charter and Bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of us by means of a tender offer, a proxy contest or otherwise, or removing incumbent officers and directors. These provisions, some of which are summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our board of directors.

Delaware Law. We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date such stockholder became an “interested stockholder”. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did, prior to the determination of interested stockholder status, own, 15% or more of the corporation’s outstanding voting stock.

Charter and Bylaw Provisions. Each of our Charter and Bylaws include a number of other provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management, including the following:

●

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, to issue up to 5,000,000 shares of our preferred stock with rights and preferences designated from time to time by our board of directors.

●

Amendments. Our Bylaws may only be amended by our board of directors or by the holders of 66 and 2/3 percent, or a super-majority, of the outstanding shares of our common stock, which makes it more difficult for our stockholders to amend or repeal our Bylaws. In addition, certain provisions of our Charter may only be amended by the holders of 66 and 2/3 percent, or a super-majority, of the outstanding shares of our common stock, which makes it more difficult for our stockholders to amend or repeal such provisions of our Charter.

●

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our Charter provides otherwise. Our Charter does not provide for cumulative voting.

●

Size of Board and Vacancies. Our Charter and Bylaws provide that the exact number of directors on our board of directors shall be one or more members as fixed from time to time by resolution of our board of directors. Newly created directorships resulting from any increase in our authorized number of directors, and any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, will generally be filled by a majority of the remaining members of our board of directors then in office.